Lightspeed Updates Fiscal 2025 Financial Outlook
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, March 24, 2025, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today provided an update on its financial outlook for the fiscal year ending March 31, 2025.
The following outlook supersedes all prior statements made by the Company and reflects current expectations.
Since reporting third quarter Fiscal 2025 results on February 6, 2025, several macroeconomic conditions have deteriorated, primarily due to heightened inflationary pressures, increased job insecurity, and weakened consumer confidence, impacting discretionary spending among consumers. This shift has led to a decline in same-store sales through February and March to date. In addition, declining small business optimism is dampening new business formation. As a result of these factors, Lightspeed experienced significant pressure on transaction-based revenue and, to a lesser extent, on subscription revenue.
Lightspeed is revising its Fiscal 2025 revenue outlook to reflect year-over-year growth of ~18%1, from the previously expected ~20%, primarily due to these impacts on transaction-based revenue. Despite the macroeconomic headwinds, the Company remains focused on profitable growth and is proactively managing costs. Lightspeed continues to expect Fiscal 2025 Adjusted EBITDA of over $53 million1,2. The Company will remain agile in navigating the evolving environment while continuing to execute on its core strengths—delivering innovative commerce solutions, empowering merchants, and driving long-term value for stakeholders.
The Company looks forward to hosting its Capital Markets Day on Wednesday, March 26 at the New York Stock Exchange where it will present its three year strategy and transformational journey.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the full year ending March 31, 2025, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); ~7-8% subscription revenue growth in our fourth quarter; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our ability to manage
1 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Statements” and "Financial Outlook Assumptions" of this press release.
2 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures" and the reconciliation to the most directly comparable IFRS measure.

default risks of our merchant cash advances in line with our expectations; seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, trade wars, other trade conditions or protective government actions); certain natural disasters (including wildfires in California); our inability to attract and retain customers, including among high GTV customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail in North America and hospitality Europe and our strategies for other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, see www.lightspeedhq.com.
Follow us on social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter).
Non-IFRS Measures
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars)

Fiscal year ended March 31,

2024
$

Net loss	(163,964)
Share-based compensation and related payroll taxes(1)	73,785
Depreciation and amortization(2)	109,628
Foreign exchange loss(3)	882
Net interest income(2)	(42,531)
Acquisition-related compensation(4)	3,105
Transaction-related costs(5)	2,208
Restructuring(6)	7,206
Litigation provisions(7)	7,470
Income tax expense	3,476

Adjusted EBITDA	1,265

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $72,918, and related payroll taxes were an expense of $867. These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements ending March 31. 2024 for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for Fiscal 2024, net loss includes depreciation of $7,946 related to right-of-use assets, interest expense of $1,211 on lease liabilities, and excludes an amount of $7,814 relating to rent expense.
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements ending March 31. 2024 for additional details).

(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements ending March 31. 2024 for additional details).